11 February 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the General Announcement dated 8 February 2002, Re: 1) Proposed disposal of 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd by the Company to Suzuki Motor Corporation, Japan ("Proposed Disposal of SAM"); and 2) Proposed disposal of 51% equity interest in Lion Suzuki Marketing Sdn Bhd by the Company to Suzuki Motor Corporation, Japan ("Proposed Disposal of LSM") for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA** on **08-02-2002 05:08:43 PM**
Submitted by **ANGKASA** on **08-02-2002 05:18:03 PM**
Reference No **AA-020208-233EA**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

1) Proposed Disposal of 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd by the Company to Suzuki Motor Corporation, Japan ("Proposed Disposal of SAM"); and
2) Proposed Disposal of 51% equity interest in Lion Suzuki Marketing Sdn Bhd by the Company to Suzuki Motor Corporation, Japan ("Proposed Disposal of LSM").

* **Contents :-**

On 1 October 2001, RHB Sakura Merchant Bankers Berhad, on behalf of the Company announced, inter alia, the Proposed Disposal of SAM and the Proposed Disposal of LSM to Suzuki Motor Corporation, Japan ("SMC") pursuant to two separate conditional Share Sale Agreements both dated 1 October 2001 entered into between the Company and SMC.

On 28 November 2001, the Company announced that the Foreign Investment Committee ("FIC") had via their letter dated 24 November 2001 approved the Proposed Disposal of LSM subject to certain conditions. Subsequently on 24 December 2001, the Company announced that SMC had appealed to FIC to review the conditions imposed. To date, the Company has not received any information on the outcome of SMC's appeal to FIC.

The Company wishes to announce that the Ministry of International Trade and Industry has via their letter dated 31 January 2002 (received on 5 February 2002) approved the Proposed Disposal of SAM subject to the following conditions which have been accepted by both SMC and the Company:

(a) SAM is to export 55% of its production as of the fourth year, that is in the year 2006; and
(b) at least 40% of SAM's shares must be bought and held by Malaysian citizens, with at least 10% reserved for bumiputra.

The Proposed Disposal of LSM remains subject to the following approvals being obtained:

i. the approval of the shareholders of the Company to be obtained at an extraordinary general meeting; and
ii. the approvals of any banks, financial institutions and/or lenders to the Company and LSM, if

ANGKASA MARKETING BERHAD (41515-D)

Secretary 0 8 FEB 2002

necessary.

The Proposed Disposal of SAM remains subject to the following approvals being obtained:

i. the approval of the shareholders of the Company to be obtained at an extraordinary general meeting; and
ii. the approvals of any banks, financial institutions and/or lenders to the Company and SAM, if necessary.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

08 FEB 2002